Exhibit (a)(6)

7701 Forsyth Boulevard Suite 800 St. Louis, Missouri 63105	Phone: 314.854.8000 Fax: 314.854.8003 www.Belden.com
News Release

From:	Belden Dee Johnson 314.854.8054
For Immediate Release — April 3, 2007
BELDEN ANNOUNCES AMENDMENT AND EXTENSION OF EXCHANGE OFFER FOR ITS 4.00%
CONVERTIBLE SUBORDINATED DEBENTURES DUE 2023
ST. LOUIS, Missouri—Belden (NYSE: BDC) announced today that it has amended its offer to exchange up to $110 million aggregate principal amount of its new 4.00% Convertible Subordinated Debentures due 2023, or new debentures, for an equal aggregate principal amount of its currently outstanding 4.00% Convertible Subordinated Debentures due 2023, or old debentures. The exchange offer has been amended to, among other things:
•	increase the exchange fee to be received by holders who tender their old debentures and do not withdraw them prior to the consummation from $2.50 to $6.25 per $1,000 principal amount of old debentures accepted for exchange;

•	extend the expiration of the exchange offer until 5:00 p.m., New York City time, on Thursday, April 19, 2007, unless further extended or earlier terminated;

•	require Belden upon conversion to pay cash up to the principal amount of the new debentures and to pay any conversion consideration in excess of the principal amount only in shares of its common stock (as opposed to cash, at Belden’s option, for any excess amount pursuant to the previous terms); and

•	make upward revisions to the conversion rate adjustments payable in specified circumstances upon conversions of the new debentures in connection with certain changes in control that occur prior to July 21, 2008.
As of April 2, 2007, $8,425,000 aggregate principal amount of old debentures, representing approximately 7.66% of the outstanding principal amount of the old debentures, had been tendered for exchange.
Belden will file with the Securities and Exchange Commission Amendment No. 2 to the Tender Offer Statement on Schedule TO containing the changes described above, as well as certain other information. In addition, on or about April 4, 2007, Belden will mail to all holders of the old debentures an offering circular supplement that amends and supplements the previously distributed offering circular dated March 5, 2007. Holders of old debentures are encouraged to consider these materials carefully before making any decision with respect to the exchange offer because they contain important information.
This news release is neither an offer to sell nor the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale is unlawful.
Forward-Looking Statements
Statements in this release other than historical facts are “forward-looking statements.” These forward-looking statements are based on forecasts and projections about the industries served by the company and about general economic conditions. They reflect management’s beliefs and expectations. They are not guarantees of future performance and they involve risk and uncertainty. The company’s actual results may differ materially from these expectations. Some of the factors that could cause actual results to differ from expectations include general economic and market conditions and other factors beyond the company’s control. Please see the Risk Factors in Belden’s Annual Report on Form 10-K filed March 1, 2007, for additional information about factors that could cause the company’s results to differ from expectations.
The forward-looking statements contained in this news release include statements related to the exchange offer. The exchange offer is subject to market and other customary conditions and there can be no assurance that the company will continue with the exchange offer or with the acceptance of old debentures and issuance of new debentures. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Except for its ongoing obligations to disclose material information under the federal securities laws, Belden disclaims any duty to update any forward-looking statements as a result of new information, future developments or otherwise.
About Belden
Belden is a leader in the design, manufacture, and marketing of signal transmission products for data networking and a wide range of specialty electronics markets including entertainment, industrial, security and aerospace applications. To obtain additional information contact Investor Relations at 314-854-8054, or visit our website at www.belden.com.